EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES AND CALCULATION
OF EARNINGS TO TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS
(In millions)

YEAR ENDED DECEMBER 31	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$650.7	$775.2	$633.0	$499.7	$528.8
Add:
Adjustment for distributions in excess of undistributed equity earnings and losses (a)	0.7	1.2	2.1	1.0	0.8
Income tax expense	174.5	312.3	265.5	227.6	144.7

	825.9	1,088.7	900.6	728.3	674.3

Fixed Charges:
Interest and other financial charges	99.5	140.8	114.9	86.2	75.0
Interest factor attributable to rentals (b)	47.1	44.4	33.1	28.3	28.9

	146.6	185.2	148.0	114.5	103.9

Earnings, as adjusted, from continuing operations	$679.3	$903.5	$752.6	$613.8	$570.4

Fixed Charges:
Fixed charges above	$146.6	$185.2	$148.0	$114.5	$103.9
Interest capitalized	—	—	—	—	—

Total fixed charges	146.6	185.2	148.0	114.5	103.9
Dividends on preferred stock (pre-income tax basis)	—	—	—	—	—

Total fixed charges and preferred dividend requirements	$146.6	$185.2	$148.0	$114.5	$103.9

Ratios:
Earnings, as adjusted, from continuing operations to total fixed charges	4.63	4.88	5.09	5.36	5.49

Earnings, as adjusted, from continuing operations to total fixed charges and preferred dividend requirements	4.63	4.88	5.09	5.36	5.49

Notes:

(a) The adjustment for distributions in excess of undistributed equity earnings and losses represents the adjustment to income for companies in which less than 50% equity is owned.

(b) One-third of rental expense is deemed to be representative of the interest factor in rental expense.